ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

05012759

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

SUPPL

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
NOV 21 2005
WASH. D.C. 185 SECTION

November 18, 2005

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since June, 2005 (date of most recent submission) pursuant to the laws of Canada:		
a. news releases	immediately	Issuer
i. November 17, 2005		
ii. November 14, 2005		
b. unaudited interim financial statements together with Management Discussion and Analysis and Certificates of Chief Executive Officer and Chief Financial Officer:	within 45 days from the day to which it is made up	Issuer
i. September 30, 2005		

dlw 11/23

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. 1(a)(b)above		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. item 1(b) above		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/jgs
Enclosures

BIOMS MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL ANNOUNCES APPOINTMENTS TO BOARD OF DIRECTORS

Edmonton, Alberta, November 17, 2005 - BioMS Medical Corp (TSX: MS), a leading developer of products for the treatment of multiple sclerosis (MS), is pleased to announce the appointment of Mr. Bryan McKnight to the Company's Board of Directors and Chair of the Audit Committee and Mr. Gordon Politeski as an advisor to the Board pending his nomination as a Director at the Company's next annual meeting of shareholders.

In addition, Dr. Kjell Stenberg, currently a Director of BioMS Medical, will assume the newly created position of Chief Operating Officer of the Company, effective immediately.

"As we advance our lead drug for the treatment of MS through pivotal trials, it is important that we continue to strengthen our board and management team with seasoned professionals experienced in drug development, the capital markets and corporate governance," said Kevin Giese, President of BioMS Medical. "We are delighted to welcome Mr. McKnight and Mr. Politeski to BioMS Medical and pleased that Dr. Stenberg will play an expanded role in driving our drug development programs."

Bryan McKnight, FCA
Mr. McKnight brings strong public accounting and governance experience to the Board and Audit Committee. Mr. McKnight retired in 2003, after 27 years as a partner with KPMG LLP, including eight years as Managing Partner, Vancouver. He also served on KPMG's Operating and Management Committees and Board of Directors. During his public accounting career, Mr. McKnight worked with the boards and audit committees of many public companies and served on the boards of a number of community and charitable organizations. Mr. McKnight is currently a director of two other TSX listed public companies, Great Canadian Gaming Corporation and Extreme CCTV Inc.

Gordon Politeski
Mr. Politeski brings extensive international biotech development experience to BioMS Medical. He was the founding President and Chief Executive Officer of Biomira, Inc., a cancer diagnostics and therapy company, and one of Canada's first publicly traded biotechnology companies. He also served as Director of the Pharmaceutical Group at Pharmacia Canada, Canadian President and General Manager for US-based Allergan Pharmaceuticals, a world leader in

ophthalmology and the developer of Botox®, and was seven years on the board of AMEX listed Genetronics (now Inovio). Mr. Politeski is currently the Chairman of Novation Pharmaceuticals Inc., a private biotech company developing novel drugs to modulate messenger RNA in the treatment of various diseases.

Kjell Stenberg, Ph.D.
Dr. Stenberg has been on the Board of BioMS Medical since 2002 and brings strong pharmaceutical development experience to the newly created role of Chief Operating Officer. For 15 years, Dr. Stenberg held senior research and management positions at Astra and AstraZeneca, where his responsibilities included directing research in multiple sclerosis, management of international development teams, and being the director of external alliances for the development of products related to the Central Nervous System (which included MS). Dr. Stenberg gained biotech development experience as the founding CEO of Combio, an institutionally-funded biotech company based in Denmark, and was more recently in senior management at Orexo, a public biotech company based in Sweden.

About BioMS Medical Corp.
BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company is planning to initiate a Phase I clinical trial for HYC750, a therapeutic designed to potentially mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery of drugs into cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

BIOMS MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL ANNOUNCES THIRD QUARTER 2005 RESULTS

Edmonton, Alberta, November 14, 2005 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced results for the third quarter ended September 30, 2005.

Financial Results

The consolidated net loss for the third quarter ended September 30, 2005 was $3.9 million or ($0.06) per share compared with a consolidated net loss of $2.4 million or ($0.05) per share for the third quarter of the previous year. For the first nine months of 2005, the consolidated net loss was $9.3 million or ($0.15) per share compared with a consolidated net loss of $9.0 million or ($0.18) per share for the corresponding period in 2004.

Total consolidated expenses for the third quarter of 2005 were $4.4 million compared to $2.5 million for the third quarter of 2004. Total consolidated expenses for the first nine months of 2005 were $10.2 million compared with $9.3 million for the same period in 2004.

Research and development expenditures totaled $3.2 million for the third quarter of 2005 compared to $1.1 million for the third quarter of 2004 and totaled $6.0 million for the first nine months of 2005 compared to $5.4 million for the same period in 2004. General and administration expenditures totaled $0.8 million for the third quarter of 2005 compared to $1.1 million for the third quarter of 2004 and totaled $3.0 million for the first nine months of 2005 compared to $2.7 million for the same period in 2004. The nine-month research and development expenses increased due to costs associated with the Company's pivotal trial for MBP8298, initiated in December 2004.

Revenue consisted entirely of interest earned on funds invested and was $0.5 million for the third quarter of 2005 compared to $0.1 million for the third quarter of 2004. Revenue from interest totaled $0.9 million for the first nine months of 2005 compared to $0.3 million for the same period in 2004.

As at September 30, 2005 the Company had cash and short-term investments totaling approximately $42.2 million as compared to $14.4 million at December 31, 2004. At September 30, 2005 the Company had working capital of $43 million as compared to $14 million at December 31, 2004. The current working capital is sufficient for the Corporation to meet its on going obligations.

Pivotal Multiple Sclerosis Trial Update

BioMS Medical is currently enrolling patients across Canada, the U.K. and Sweden in its pivotal phase II/III clinical trial evaluating MBP8298 for the treatment of secondary progressive multiple sclerosis (SPMS). BioMS anticipates completing enrolment in the first part of 2006. To date the trial has successfully completed two safety reviews by its independent Data Safety Monitoring Board.

"We are pleased with the progress being made with this trial," said Mr. Kevin Giese, President of BioMS Medical. "Subsequent to the time-intensive enrolment of the first 100 patients who required extensive

safety analysis and were being recruited from a limited number of sites, enrolment is accelerating nicely as the balance of the participating sites are coming on stream and contributing patients to the study. We will continue to provide updates on enrolment as milestones are reached."

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company is poised to initiate a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery of drugs into cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.comT

Form 52-109FT2 – Certification of Interim Filings

I, KEVIN GIESE, President and Chief Executive Officer of BioMS Medical Corp., certify that:

4. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the interim period ending September 30, 2005;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 13, 2005

"Kevin A. Giese"
Signed

Name: Kevin A. Giese
Title President and Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings

I, DON KIMAK, Chief Financial Officer of BioMS Medical Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 13, 2005

"Don Kimak"
Signed ____________________
Name: Don Kimak
Title Chief Financial Officer

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Financial Statements
September 30, 2005

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Balance Sheet
September 30, 2005

	September 30, 2005	December 31, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 36,546,749**	$ 12,385,258
Short-term investments	**5,617,535**	2,000,342
Amounts receivable	**78,030**	234,709
Prepaid expenses	**1,557,963**	438,229
	43,800,277	15,058,538
Investment (Note 3)	**200,000**	189,057
Licensing costs (Note 4)	**10,693,778**	11,797,583
Property and equipment (Note 5)	**237,839**	203,487
	$ 54,931,894	$ 27,248,665
LIABILITIES		
Accounts payable	**$ 351,399**	$ 1,138,999
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**96,913,114**	59,092,732
Contributed surplus (Note 6)	**902,289**	613,095
Deficit	**(43,234,908)**	(33,596,161)
	54,580,495	26,109,666
	$ 54,931,894	$ 27,248,665

Approved on behalf of the Board

"Kevin A. Giese"	"Laine Woollard"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Statement of Operations
For the Nine Months Ended September 30, 2005

	Cumulative From Inception to September 30, 2005	For the Three Months Ended September 30, 2005	For the Three Months Ended September 30, 2004	For the Nine Months Ended September 30 2005	For the Nine Months Ended September 30 2004
Revenue					
Interest income	$ 3,214,899	$ 490,724	$ 98,950	$ 946,938	$ 302,216
Expenses					
Research and development (Note 7)	25,895,817	3,204,259	1,065,846	6,020,401	5,430,111
General and administrative (Note 8)	12,683,082	847,525	1,056,190	3,039,524	2,719,964
Amortization of licensing costs	6,971,508	367,935	367,936	1,103,806	1,103,807
Amortization of property and equipment	120,437	17,914	12,701	46,385	29,820
	45,670,844	4,437,633	2,502,673	10,210,116	9,283,702
Net loss	$ 42,455,945	$ 3,946,909	$ 2,403,723	$ 9,263,178	$ 8,981,486
Loss per common share - basic and diluted (Note 9)		$ 0.06	$ 0.05	$ 0.15	$ 0.18

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Statement of Deficit
For the Nine Months Ended September 30, 2005

	Cumulative From Inception to September 30, 2005	For the Nine Months Ended September 30, **2005**	For the Nine Months Ended September 30, 2004
Balance, beginning of period	**$ ---**	**$ 33,596,160**	$ 20,791,317
Net loss	**42,455,945**	**9,263,178**	8,981,486
Excess of repurchase price of common shares over stated capital (Note 6)	**778,963**	**375,570**	240,474
Balance, end of period	**$ 43,234,908**	**$ 43,234,908**	$ 30,013,277

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Statement of Cash Flows
For the Nine Months Ended September 30, 2005

	Cumulative From Inception To September 30,	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2005	**2005**	2004	**2005**	2004
Cash provided by (used in):					
Operating Activities					
Net loss	**$(42,455,945)**	**$ (3,946,909)**	$ (2,403,723)	**$ (9,263,178)**	$ (8,981,486)
Items not involving cash:					
Stock-based compensation	**902,289**	**96,165**	26,543	**289,194**	46,736
Amortization of licensing costs	**6,971,508**	**367,936**	367,936	**1,103,806**	1,103,807
Amortization of property and equipment	**120,437**	**17,914**	12,701	**46,385**	29,820
Net change in non-cash working capital balances related to operations (Note 10)	**(1,298,746)**	**122,910**	(120,061)	**(1,750,652)**	(2,142,676)
	(35,760,457)	**(3,341,984)**	(2,116,604)	**(9,574,445)**	(9,943,799)
Investing Activities					
Investment funds advanced	**(200,000)**	**---**	---	**(10,946)**	(8,510)
Purchase of property and equipment	**(358,280)**	**(71,507)**	(80,443)	**(80,738)**	(89,081)
Licensing costs	**(6,467,434)**	**---**	---	**---**	---
Purchase (redemption) of short-term investments	**(5,617,537)**	**8,850,121**	---	**(3,617,193)**	---
	(12,643,251)	**8,778,614**	(80,443)	**(3,708,877)**	(97,591)
Financing Activities					
Repurchase of share capital (Note 6)	**(1,474,614)**	**(306,271)**	(243,473)	**(860,383)**	(364,323)
Share issue costs	**(5,525,723)**	**---**	---	**(3,322,005)**	(1,042,440)
Proceeds from issuance of share capital (Note 6)	**91,950,794**	**---**	---	**41,627,200**	9,425,233
	84,950,457	**(306,271)**	(243,473)	**37,444,812**	8,018,470
Increase (decrease) in cash	**36,546,749**	**5,130,359**	(2,440,520)	**24,161,490**	(2,022,920)
Cash and cash equivalents, beginning of period	**---**	**31,416,390**	19,366,234	**12,385,259**	18,948,634
Cash and cash equivalents, end of period	**$36,546,749**	**$36,546,749**	$16,925,714	**$36,546,749**	$16,925,714
Cash and cash equivalents consists of:					
Bank and trust accounts	**$ 1,726,575**	**$ 1,726,575**	$ 881,027	**$ 1,726,575**	$ 881,027
Interest bearing deposits and securities	**34,820,174**	**34,820,174**	18,874,533	**34,820,174**	18,874,533
	$36,546,749	**$36,546,749**	$19,755,560	**$36,546,749**	$19,755,560

1. **Nature of Business**

BioMS Medical Corp. (the "Corporation") is incorporated in Alberta under the Business Corporations Act and is a development stage company. It has obtained exclusive world wide license to a new medical technology for the treatment of Multiple Sclerosis and to a new medical technology for mobilizing hematopoetic cells in humans.

2. **Basis of Presentation**

These interim consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, BioMS Technology Corp. and BioMS Technology International Limited. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim consolidated financial statements and do not include all of the disclosures found in the Corporations annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Corporation's year end audited consolidated financial statements of December 31, 2004.

3. **Investment**

The Corporation has a 30% interest in a private company that is accounted for at cost. Under the terms of the agreement, the Corporation has an option to purchase up to a total of 50% interest. This option expires on December 31, 2005. The fair value of the investment at September 30, 2005 is not readily determinable

4. **Licensing Costs**

	September 30, 2005			December 31, 2004
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$ 17,665,286**	**$ 6,971,508**	**$ 10,693,778**	$ 11,797,583

5. **Property and Equipment**

	September 30, 2005			December 31, 2004
	Cost	**Accumulated Amortization**	**Net**	Net
Furniture and equipment	**$ 15,441**	**$ 4,168**	**$ 11,273**	$ 13,589
Computer equipment and software	**148,153**	**67,452**	**80,701**	85,585
Leasehold improvements	**194,682**	**48,817**	**145,865**	104,313
	$ 358,276	**$ 120,437**	**$ 237,839**	$ 203,487

6. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

	Common Shares Issued and Outstanding		Contributed Surplus
	Shares	Amount	
Balance, December 31, 1999		$	$
Common shares issued for cash	2,900,000	460,000	
Share issue costs		(76,610)	
Balance, December 31, 2000	2,900,000	383,390	
Reverse takeover by BioMS Technology Corp.	38,431,289	30,104,917	
Issued for cash on exercise of stock options	3,266,630	9,070,490	
Common shares issued for cash	3,300,000	8,250,000	
Share issue costs		(971,065)	
Balance, December 31, 2001	47,897,919	46,837,732	
Issued for cash on exercise of purchase warrants	658,752	2,635,008	
Private placement issued for cash	150,000	615,000	
Issued for cash on exercise of employee stock options	3,000	8,911	
Share issue costs		(15,375)	

6. **Share Capital** (Continued)

	Common Shares Issued and Outstanding		
	Shares	Amount	Contributed Surplus
Balance, December 31, 2002	48,709,671	50,081,276	
Issued for cash on exercise of share purchase warrants	330,000	825,000	
Repurchase pursuant to normal course issuer bid	(52,200)	(53,766)	
Contributed surplus			403,928
Balance, December 31, 2003	48,987,471	50,852,510	403,928
Private placement issued for cash	2,844,495	9,386,833	
Issued for cash on exercise of employee stock options	126,000	52,900	
Repurchase pursuant to normal course issuer bid	(137,300)	(157,071)	
Share issue costs		(1,042,440)	
Contributed surplus			209,167
Balance, December 31, 2004	51,820,666	59,092,732	613,095
Private placement issued for cash	11,500,000	41,400,000	
Issued for cash on exercise of employee stock options	53,500	38,400	
Issued for cash on exercise of share purchase warrants	47,200	188,800	
Repurchase pursuant to normal course issuer bid	(318,400)	(484,813)	
Share issue costs		(3,322,005)	
Contributed surplus			289,194
Balance, September 30, 2005	63,102,966	$ 96,913,114	$ 902,289

Shares Issued

In relation to the short form prospectus offering dated March 14, 2005, 10,000,000 units of the Corporation were issued at a price of $3.60 per unit to raise gross proceeds of $36,000,000. The Corporation also used its over-allotment option and issued another 1,500,000 units at a price of $3.60 per unit to raise gross proceeds of $5,400,000. The total proceeds from this short form prospectus offering was $41,400,000 Each unit consisted of one Class A common share of the Corporation and one share purchase warrant entitling the holder to purchase one Class A common share at a price of $5.00 per share on or before March 23, 2009.

6. **Share Capital** (Continued)

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 class A common shares during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. The Corporation acquired 125,900 of its common shares at an average price of $3.26 per share. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 12, 2004, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 200,000 Class A common shares during the period of August 15, 2004 to August 14, 2005 at the market price at the time of the repurchase. On May 20, 2005, the Corporation received approval to increase their Normal Course Issuer Bid allowing the Corporation to repurchase up to 1,000,000 Class A common shares during this same period. The Corporation acquired 375,000 of its common shares at an average price of $2.79 per share. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 15, 2005, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 1,000,000 Class A common shares during the period August 15, 2005 to August 14, 2006 at the market price at the time of repurchase. The Corporation acquired 7,000 of its common shares at an average price of $2.75 per share. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the company. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At September 30, 2005, 8,000,000 common shares were reserved for stock options. On April 27, 2005, the expiry date on 1,082,000 options was extended an additional five years from July 23, 2006 to July 23, 2011 and from March 24, 2007 to March 24, 2012.

6. **Share Capital** (Continued)

	September 30, 2005		September 30, 2004	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**4,040,500**	**$ 3.36**	2,911,500	$ 3.20
Granted	**1,007,500**	**3.30**	810,000	3.50
Exercised	**(53,500)**	**0.72**	(53,500)	0.72
Expired	**---**	**---**	---	---
Outstanding, end of period	**4,994,500**	**$ 3.38**	3,668,000	$ 3.30

Range of Exercise Prices:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$2.50 to $2.97	1,082,000	$ 2.59	5.9	1,082,000	$ 2.59
$4.00 to $4.14	1,315,000	4.00	7.1	1,315,000	4.00
$3.08 to $3.50	2,507,500	3.35	8.9	2,477,500	3.32
$3.65	60,000	3.65	7.5	60,000	3.65
$5.75	30,000	5.75	1.1	30,000	5.75
	4,994,500	3.38	7.7	4,964,500	3.36

2,830,000 options are issued to directors and 2,164,500 options are issued to employees and consultants.

As the Corporation is following the fair value based method of accounting for stock options, compensation expense of $96,165 has been recorded for the three months ended and $289,194 for the nine months ended September 30, 2005 (2004 - $26,543 has been recorded for the three months ended and $46,736 for the nine months ended).

6. **Share Capital** (Continued)

The Corporation used the Black-Scholes option valuation model to estimate the fair value of the options for the nine months ended September 30, 2005 using the following weighted average assumptions:

	2005	2004
Dividend yield	**0.0**	0.0
Risk-free interest rate	**3.5%**	2.5%
Weighted average expected life of the options	**72 mos.**	120 mos.
Volatility	**0.22**	0.22

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its stock options.

Pro Forma Disclosure

For stock-based awards granted prior to January 1, 2003, revised CICA Section 3870 requires the disclosure of pro forma loss and loss per share information as if the Corporation had accounted for employee stock options under the fair value method. The pro forma disclosure related to options granted prior to January 1, 2003 has been calculated based on the following weighted average assumptions: risk-free interest rate - 5.0%; expected life of options - six years; expected volatility - 26.6%; expected dividend yield - 0%, is as follows:

	September 30, 2005	September 30, 2004
Loss for the period	**$ 9,263,178**	$ 8,981,486
Compensation expense	**427,537**	427,537
Pro forma loss for the year	**$ 9,690,715**	$ 9,409,023
Pro forma loss per share	**$ 0.15**	$ 0.18

6. **Share Capital** (Continued)

Warrants

The Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price
Outstanding, beginning of year	1,815,000	$ 4.00
Issued during the year	1,422,248	4.00
Outstanding, December 31, 2004	3,237,248	
Issued during the period	11,500,000	5.00
Exercised during the period	(47,200)	4.00
Outstanding, September 30, 2005	14,690,048	

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004. Effective October 21, 2004, the expiry date was extended from October 22, 2004 to October 22, 2005.

The warrants issued under the prospectus dated January 12, 2004 have an exercise price of $4.30. The exercise price was reduced December 23, 2004 to $4.00 per share and the expiry date was extended from March 17, 2005 to October 22, 2005. Each whole warrant entitles the holder to purchase one Class A common share on or before October 22, 2005. The warrants have an estimated fair value of $290,575 and have been included as part of share capital.

The warrants issued under the prospectus dated March 14, 2005 have an exercise price of $5.00 per share. Each warrant entitles the holder to purchase one Class A common share on or before March 23, 2009. The warrants have an estimated fair value of $4,669,848 and have been included as part of share capital.

7. **Research and Development Expenses**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

8. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

9. **Loss Per Share**

Loss per share has been allocated on the weighted average number of common shares outstanding of 63,193,952 for the three months ended September 30, 2005 (2004 - 51,814,838) and 59,788,861 for the nine months ended September 30, 2005 (2004 - 50,970,817).

The effect of potential exercise of options and warrants is anti-dilutive at September 30, 2005 and September 30, 2004 and is therefore not presented.

10. **Net Change in Non-Cash Working Capital Balances**

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2005	2004	**2005**	2004
Amounts receivable	**$ 108,880**	$ (77,857)	**$ 156,679**	$ (80,155)
Prepaid expenses	**(8,953)**	16,957	**(1,119,731)**	(86,256)
Accounts payable	**22,983**	(59,161)	**(787,600)**	(1,976,265)
	$ 122,910	$ (120,061)	**$ (1,750,652)**	$ (2,142,676)

11. **Commitments**

The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

The Corporation has also entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives and royalties on an escalating scale based on net sales of the licensed product.

12. **Financial Instruments**

Financial instruments of the Corporation consist mainly of cash and cash equivalents, short-term investments, amounts receivable, investment and accounts payable. As at September 30, 2005 and December 31, 2004, there are no significant differences between the carrying amounts of these items and their estimated fair values unless otherwise noted.

13. **Related Party Transactions**

The Corporation paid management and administration amounts of $162,500 for the three months ended September 30, 2005 and $487,500 for the nine months ended September 30, 2005 (2004 - $162,500 for the three months ended and $487,500 for the nine months ended) and office rent in the amount of $35,000 for the three months ended September 30, 2005 and $95,000 for the nine months ended September 30, 2005 (2004 - $22,950 for the three months ended and $68,850 for the nine months ended) to companies controlled by directors of the Corporation.

Director's fees have been paid in the amount of $32,835 for the three months ended September 30, 2005 and $105,334 for the nine months ended September 30, 2005 (2004 - $52,587 for the three months ended and $105,382 for the nine months ended).

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14. **Interest Rate Risk**

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

15. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For The Nine Months Ended September 30, 2005

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. as of November 10, 2005 should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has also licensed a new platform technology, HYC750 involving a method for potentially mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical as well as preliminary human clinical trial testing.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Recent Developments

During the quarter the Corporation continued the enrollment of patients in its pivotal Clinical trial in Canada as well as it commenced enrollment of patients in the United Kingdom.

The Corporation also announced the extension of the pivotal Clinical trial into Sweden as well as the appointment of Dr. Tomas Olsson as the lead investigator in Sweden. Dr. Olsson is Head of CNS research, Professor of Molecular Medicine and Senior Staff Physician of Neurology at the Karolinska Hospital, Stockholm Sweden.

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the three months ended September 30, 2005 was $3.9 million or $0.06 per share compared with a consolidated net loss of $2.4 million or $0.05 per share for the three months ended September 30, 2004. The increase in the consolidated net loss for the period was the result of higher research and development expenses of $2.1 million. This was offset by an increase of interest income of $0.4 million and lower general and administrative expenses of $0.2 million. For the nine months ended September 30, 2005, the consolidated net loss was $9.3 million or $0.15 per share compared to $9.0 million or $0.18 per share for the corresponding period in 2004.

Revenue

The revenue of the Corporation consisted entirely of interest earned on funds invested. Interest revenue was $0.5 million for the three month period ended September 30, 2005, as compared to $0.1 million for the three month period ended September 30, 2004. For the nine month period ended September 30, 2005, interest revenue was $0.9 million compared to $0.3 million for the same period in 2004. The Corporation expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Expenses

Total consolidated expenses for the three months ended September 30, 2005 were $4.4 million as compared with $2.5 million for the same period in 2004. In the quarter expenses related to the Corporation's direct research and development efforts accounted for $3.2 million or 72% of all expenses as compared with $1.1 million or 43% in the same quarter in 2004. For the nine months ended September 30, 2005, consolidated expenses were $10.2 million, compared to $9.3 million for the same period in 2004.

Research and development

Research and development expenditures for the three months ended September 30, 2005 totaled $3.2 million as compared with $1.1 million for the same period in 2004. Research and development expenditures for the nine months ended September 30, 2005 totaled $6.0 million compared with $5.4 million in 2004.

General and administration

General and administration expenditures decreased to $0.8 million for the three months ended September 30, 2005 as compared to $1.1 million in the three months ended September 30, 2004. General and administrative costs represented approximately 19% of total gross expenses for the Company in the quarter in 2005 compared with approximately 42% in the corresponding quarter in 2004. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Corporation.

BioMS Medical Corp. is a development stage company, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that the Corporation has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the current clinical trial in Canada, the United Kingdom and Sweden up to and including the interim analysis.

Eight Quarter Review

Financial Information – Quarterly
(In dollars, except for (loss) per share)

	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005
Revenue	195,460	90,585	112,681	98,950	86,354	91,624	364,590	490,724
Research and development	1,713,430	3,368,811	995,454	1,065,846	1,852,438	1,050,614	1,765,528	3,204,259
General and administrative	851,900	779,835	883,939	1,056,190	1,377,896	1,073,578	1,118,421	847,525
Amortization of licensing costs	368,816	367,936	367,935	367,936	367,935	367,935	367,936	367,935
Amortization of property and equipment	8,131	8,442	8,677	12,701	13,833	14,133	14,338	17,914
Net Loss	2,746,817	4,434,439	2,143,324	2,403,723	3,525,748	2,414,636	2,901,633	3,946,909
Loss per common share - basic	(0.06)	(0.09)	(0.04)	(0.05)	(0.07)	(0.05)	(0.05)	(0.06)

The quarterly results of the Corporation have fluctuated primarily as a result of the various projects being conducted.

Liquidity and Solvency

As at September 30, 2005 cash and short-term investments totaled $42,164,284 as compared to $14,385,600 at December 31, 2004.

At September 30, 2005, the Corporation had working capital of $43 million as compared to $14 million at December 31, 2004. The current working capital is sufficient for the Corporation to meet its on going obligations.

During the quarter the Corporation repurchased by way of a Normal Course Issuer Bid 121,400 shares of the company at a cost of $306,271.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves in liquid, high-grade interest bearing securities.

The Corporation used $3.3 million cash in operating activities for the three months ended September 30, 2005 as compared to $2.1 million in the three months ended September 30, 2004.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the current clinical trial in Canada, the United Kingdom and Sweden for MBP8298 up to and including the interim analysis and the clinical trial for HYC750. However when BioMS commences to seek regulatory approval for MBP8298 in a second trial or in another indication, the Corporation will need to approach the equity markets for additional funding. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents. The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies. The Corporation has commenced a Phase II/III pivotal clinical trial for its multiple sclerosis product, MBP8298. This study requires considerable resources from the Corporation. The clinical trial requires the recruitment of patients. There are no assurances that the Corporation will be able to recruit the required number of sites or patients with the main selection criteria in the time frame that is necessary to complete the trials. Obtaining positive and conclusive results from this study is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. There is no assurance that these clinical trials will receive regulatory approval to be conducted. There is no assurance that the trials will provide a positive outcome. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition. The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price. The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement. The matters discussed in this interim report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this interim report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this interim report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this interim report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

"Kevin Giese"
Signed
President and Chief Executive Officer

"Don Kimak"
Signed
Chief Financial Officer